Exhibit 99.2

AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT

This Amendment No. 1 to Securities Purchase Agreement (this “Amendment”), dated as of January 30, 2022, is by and between China Xiangtai Food Co., Ltd., a Cayman Islands exempted company (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, the Company and the Purchasers entered into that Securities Purchase Agreement dated as of January 28, 2022 (the “SPA”);

WHEREAS, Section 5.5 of the SPA provides that no provision of the SPA may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchasers which purchased at least 50.1% in interest of the Securities based on the initial Subscription Amounts hereunder (or prior to the Closing, the Company and each Purchaser);

WHEREAS, the Company and the Purchasers wish to amend the SPA to reflect an increase in the size of the offering as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, the parties hereto agree as follows:

1. The first sentence of Section 2.1 of the SPA is hereby deleted and replaced in its entirety with the following.

“On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate of US$16,130,716 of Shares and Warrants. Each Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser shall be made available for “Delivery Versus Payment” settlement with the Company or its designee.”

2. Capitalized terms not otherwise defined herein shall the respective meanings ascribed to them in the SPA.

3. Except as herein above amended, the terms and provisions of the SPA as amended shall remain in full force and effect.

4. This Amendment may be executed in any number of counterparts, each of which shall be considered an original for all purposes.

5. This Amendment shall extend to and be binding upon the heirs, executors, administrators, successors, and assigns of each of the parties hereto.

6. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendmenbt to be duly executed by their respective authorized signatories as of the date first indicated above.

China Xiangtai Food Co., Ltd.	Address for Notice:

By:	Xinganxian Plaza, Building B, Suite 21-1
Name: Zeshu Dai	Lianglukou, Yuzhong District
Title: Chief Executive Officer	Chongqing, China, 400800
E-Mail: xw@plinfood.com
With a copy to (which shall not constitute notice):

Ortoli Rosenstadt LLP

366 Madison Avenue, Third Floor

New York, NY 10017

Attention: Mengyi “Jason” Ye

Email: jye@orllp.legal

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASERS FOLLOWS]

[PURCHASER SIGNATURE PAGES TO THE AMENDMENT]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: ________________________________________________________

Signature of Authorized Signatory of Purchaser: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Email Address of Authorized Signatory: _________________________________________

Facsimile Number of Authorized Signatory: __________________________________________

Original Subscription Amount: US$_________________